Exhibit 99.13

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in Registration Statement No. 333-170295 on Form S-8 and to the use of our reports dated March 7, 2012 relating to the consolidated financial statements of HudBay Minerals Inc. (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F of the Company for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP

Toronto, Canada
April 2, 2012

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS LICENSED PUBLIC ACCOUNTANTS